DESCARTES REPORTS FISCAL 2011 FOURTH QUARTER AND ANNUAL FINANCIAL RESULTS

Record Operating Performance Driven by 42% Year-Over-Year Increase in Quarterly Revenues

WATERLOO, Ontario — March 9, 2011— Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX) announced financial results for its fiscal 2011 fourth quarter (Q4FY11) and year (FY11) ended January 31, 2011. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

Q4FY11 Financial Results

As described in more detail below, key financial highlights for Descartes in Q4FY11 included:
•	Revenues of $26.9 million, up 42% from $18.9 million in the fourth quarter of fiscal 2010 (Q4FY10) and up 4% from $25.8 million in the previous quarter (Q3FY11);
•	Services revenues of $25.0 million, up 41% from $17.7 million in Q4FY10 and up 1% from $24.7 million in Q3FY11. Services revenues comprised 93% of total revenues for the quarter;
•	Gross margin of 65%, compared to 68% in Q4FY10 and 67% in Q3FY11;
•	Net income of $7.7 million, up from $1.6 million in Q3FY11 and compared to $10.3 million in Q4FY10;
•	Earnings per share on a diluted basis of $0.12, up from $0.03 in Q3FY11 and compared to $0.17 in Q4FY10;
•	Days-sales-outstanding (DSO) for Q4FY11 were 48 days, down 5 days from 53 days in Q3FY11 and compared to 47 days in Q4FY10;
•
Adjusted EBITDA of $7.7 million, up 48% from $5.2 million in Q4FY10 and up 7% from $7.2 million in Q3FY11. Adjusted EBITDA as a percentage of revenues was 29% this quarter, compared to 28% in both Q4FY10 and Q3FY11; and

•	Adjusted EBITDA per diluted share of $0.12, up 50% from $0.08 in Q4FY10 and up from $0.11 in Q3FY11.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions):

	Q4 FY11	Q3 FY11	Q2 FY11	Q1 FY11	Q4 FY10
Revenues	26.9	25.8	25.2	21.3	18.9
Services revenues	25.0	24.7	23.9	20.2	17.7
Gross margin	65%	67%	66%	65%	68%
Net income*	7.7	1.6	2.0	0.2	10.3
Adjusted EBITDA	7.7	7.2	6.6	5.3	5.2
Adjusted EBITDA as a % of revenues	29%	28%	26%	25%	28%
Adjusted EBITDA per diluted share	0.12	0.11	0.11	0.08	0.08
DSOs (days)	48	53	57	68	47
* Net income was positively impacted by income tax recoveries of $5.2 million, $0.1 million and $11.0 million in Q4FY11, Q2FY11 and Q4FY10, respectively. Net income was negatively impacted by income tax expenses of $1.0 million and $0.7 million in Q3FY11 and Q1FY11, respectively. Net income in Q4FY10 was also impacted by $3.0 million in non-cash stock-based compensation expense, as further described in our audited annual consolidated financial statements for fiscal 2011, compared to $0.3 million in each of Q4FY11, Q3FY11, Q2FY11 and Q1FY11.

Total revenues of $26.9 million in Q4FY11 were comprised of $25.0 million (93%) in services revenues and $1.9 million (7%) in license revenues. Q4FY11 services revenues were up 41% from $17.7 million in Q4FY10 and up 1% from $24.7 million in Q3FY11.

Based on the location of Descartes’ customers, the geographic distribution of revenues was as follows:
•	$11.6 million of revenues (43%) were generated in the US;
•	$5.6 million (21%) in Belgium;
•	$5.0 million (19%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium;
•	$3.7 million (14%) in Canada;
•	$0.9 million (3%) in the Asia Pacific region; and
•	$0.1 million (0%) in the Americas, excluding the US and Canada.

FY11 Financial Results

As described in more detail below, key financial highlights for Descartes year ended January 31, 2011 included:
•	Revenues of $99.2 million, up 34% from $73.8 million in the year ended January 31, 2010 (FY10);
•	Services revenues of $93.7 million, up 35% from $69.6 million in FY10. Services revenues comprised 94% of total revenues in both FY11 and FY10;
•	Gross margin of 66%, compared to 69% in FY10;
•	Net income of $11.5 million, compared to $14.3 million in FY10;
•	Earnings per share on a diluted basis of $0.18 compared to $0.25 in FY10;
•	Adjusted EBITDA of $26.7 million, up 32% from $20.3 million in FY10. Adjusted EBITDA as a percentage of revenues was 27%, compared to 28% in FY10; and
•	Adjusted EBITDA per share on a diluted basis was $0.42, up 17% from $0.36 in FY10.

The following table summarizes Descartes’ results in the categories specified below over the years ended January 31, 2011 and 2010 (unaudited, dollar amounts in millions):

	FY11	FY10
Revenues	99.2	73.8
Services revenues	93.7	69.6
Gross margin	66%	69%
Net income*	11.5	14.3
Adjusted EBITDA	26.7	20.3
Adjusted EBITDA as a % of revenues	27%	28%
Adjusted EBITDA per diluted share	0.42	0.36
* Net income was positively impacted by income tax recovery of $3.6 million and $7.6 million in the years ended January 31, 2011 and 2010, respectively. Net income in FY10 was also impacted by $3.4 million in non-cash stock-based compensation expense, as further described in our audited annual consolidated financial statements for fiscal 2010, compared to $1.1 million in FY11.

“By concentrating on accelerating the results that we deliver to our customers, we have enhanced our own operating performance,” said Art Mesher, Descartes’ CEO. “We will continue to put our customers first, mindful that their successes are the driving force behind Descartes’ own success.”

Cash Position as at January 31, 2011
As at January 31, 2011, Descartes had $69.6 million in cash comprised entirely of cash and cash equivalents. The primary uses of cash in FY11 were to complete the acquisitions of Porthus (March 2010, approximately $34.6 million), 882976 Ontario Inc. (“Imanet”, April 2010, approximately $5.8 million) and Routing International (June 2010, approximately $4.1 million). As at January 31, 2010, Descartes had $94.6 million in cash and cash equivalents and short-term investments.

“This quarter’s and year’s financial results were ahead of our internal plans. Our operating performance per diluted share grew more than planned, with a higher ending cash position than originally anticipated. Our strong performance and balance sheet position us well for continued operational excellence and consolidation opportunities,” said Stephanie Ratza, CFO at Descartes.

The table set forth below provides a summary of cash flows for the quarter and year ended January 31, 2011, in millions of dollars:

	Q4FY11	FY11
Cash provided by operating activities	7.2	19.9
Additions to capital assets	(0.4)	(1.6)
Proceeds from the sale of investment in affiliate	-	0.5
Business acquisitions and acquisition-related costs, net of cash acquired	-	(45.0)
Issuance of common shares	0.5	1.1
Repayment of financial liabilities	-	(0.4)
Effect of foreign exchange rate on cash, cash equivalents and short-term investments	(0.5)	0.5
Net change in cash, cash equivalents and short-term investments	6.8	(25.0)
Cash, cash equivalents and short-term investments, beginning of period	62.8	94.6
Cash, cash equivalents and short-term investments, end of period	69.6	69.6

Q4FY11 Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, the Company has made the following announcements since December 2, 2010:
•	Announced customer successes with Dole Ocean Cargo Express, Jaguar Freight Services, American Airlines, Sligro Food Group, Air Canada, A. Duie Pyle, Panalpina, Colruyt Group;
•	Unveiled its breakthrough logistics flow control system;
•	Descartes’ MobileLink achieved Motorola Enterprise Mobility validation; and
•	PC*Miler|Worldwide 24.1 certified for use with Descartes’ Transportation Manager.

Management Team
Descartes’ management team for fiscal 2012 is led by its Chief Executive Officer, Art Mesher, a recipient of the Council of Supply Chain Management Professional Distinguished Service award. Descartes’ management team is also comprised of the following individuals:
•	Luc Burgelman, Executive Vice President, Products and Marketing;
•	Raimond Diederik; Executive Vice President, Information Services;
•	Frank Hamerlinck, Executive Vice President, Research & Development;
•	Chris Jones, Executive Vice President, Services;
•	J. Scott Pagan, Executive Vice President, Corporate Development, General Counsel & Corporate Secretary;
•	Stephanie Ratza, Chief Financial Officer; and
•	Edward Ryan, Executive Vice President, Global Field Operations.

Renewed Normal Course Issuer Bid for Common Shares
On December 21, 2010, Descartes announced acceptance by the Toronto Stock Exchange (the "TSX") of Descartes' Notice of Intention to make a Normal Course Issuer Bid (the "NCIB"). Pursuant to the NCIB, Descartes proposes to purchase through the facilities of the TSX and/or the NASDAQ Global Select Market ("NASDAQ") or such other permitted means, from time to time, if it is considered advisable, up to an aggregate of 4,997,322 common shares of Descartes, representing approximately 10% of the public float (within the meaning of the rules of the TSX), being 49,973,220 common shares as of December 13, 2010. As of January 31, 2011, Descartes had 61,741,702 issued and outstanding common shares. Descartes is not required to make any purchases pursuant to the NCIB.

Conference Call and Webcast
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. EST on March 9. Designated numbers are 888-812-2278 for North America or +1-706-679-7394 for International.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible from March 9, 09:15 a.m. EST till March 15, 23:59 p.m. EST by dialing 800-642-1687 or +1-706-645-9291 and using conference ID number 39297178. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the premier provider of Global Trade Compliance, Supply Chain Execution and Mobile Resource Management services. Descartes' Global Logistics Network (GLN) unites global businesses and trading partners, allowing them to collaborate in a cost effective way and maximize productivity and efficiency. Trading partners that connect to the GLN join Descartes' Federated Network, the world's most extensive multi-modal business network with over 35,000 trading partners connected, including ground carriers, airlines, ocean carriers, freight forwarders, third-party providers of logistics services customs house brokers, freight payment agencies, manufacturers, retailers, distributors, mobile services providers and regulatory agencies. Descartes is headquartered in Waterloo, Ontario, Canada and has offices in North America, EMEA and Asia-Pacific. More information and industry updates are available at http://www.descartes.com and http://blog.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x 2358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders; its ability to grow its federated network; its ability to build a valuable trading community; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY10. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” (which we formerly referred to as “Adjusted Net Income”) refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

For fiscal periods ended on or before January 31, 2009, costs and expenses of acquisitions, as well as certain costs of restructuring/integrating acquired companies, were capitalized as part of the purchase price for each acquisition. Effective for Descartes’ fiscal year ended January 31, 2010, GAAP changed to require that such costs be expensed in the period incurred rather than recorded as part of goodwill. Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses arising as a result of this accounting change are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed nine acquisitions over the past three fiscal years and three acquisitions this fiscal year, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q4FY11, Q3FY11, Q2FY11, Q1FY11 and Q4FY10, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q4FY11	Q3FY11	Q2FY11	Q1FY11	Q4FY10
Net income, as reported on Consolidated Statements of Operations	7.7	1.6	2.0	0.2	10.3
Adjustments to reconcile to Adjusted EBITDA:
Investment income	-	-	-	(0.1)	(0.1)
Income tax (recovery) expense	(5.2)	1.0	(0.1)	0.7	(11.0)
Depreciation expense	0.7	0.6	0.6	0.5	0.6
Amortization of intangible assets	3.1	3.1	3.0	2.2	1.7
Amortization of deferred compensation, stock-based compensation and related taxes	0.3	0.3	0.3	0.3	3.0
Acquisition-related expenses	0.2	-	0.5	0.9	0.4
Restructuring charges	0.9	0.6	0.3	0.6	0.3
Adjusted EBITDA	7.7	7.2	6.6	5.3	5.2

Weighted average diluted shares outstanding (thousands)	63,181	62,849	62,718	62,681	62,519
Diluted earnings per share	0.12	0.03	0.03	0.00	0.17
Adjusted EBITDA per diluted share	0.12	0.11	0.11	0.08	0.08

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for the years ended January 31, 2011 and 2010, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	FY11	FY10
Net income, as reported on Consolidated Statements of Operations	11.5	14.3
Adjustments to reconcile to Adjusted EBITDA:
Investment income	(0.2)	(0.4)
Income tax recovery	(3.6)	(7.6)
Depreciation expense	2.4	1.9
Amortization of intangible assets	11.5	7.0
Amortization of deferred compensation, stock-based compensation and related taxes	1.1	3.4
Acquisition-related expenses	1.5	0.9
Restructuring charges	2.5	0.8
Adjusted EBITDA	26.7	20.3

Weighted average diluted shares outstanding (thousands)	62,888	56,437
Diluted earnings per share	0.18	0.25
Adjusted EBITDA per diluted share	0.42	0.36

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP; unaudited)

	January 31,	January 31,
	2011	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	69,644	89,554
Short-term investments	-	5,071
Accounts receivable
Trade	14,417	9,840
Other	3,967	2,231
Prepaid expenses and other	1,968	1,146
Deferred income taxes	11,457	4,414
Deferred tax charge	197	197
	101,650	112,453
CAPITAL ASSETS	7,309	5,482
GOODWILL	56,742	34,456
INTANGIBLE ASSETS	40,703	21,058
DEFERRED INCOME TAXES	34,667	34,346
DEFERRED TAX CHARGE	198	395
	241,269	208,190
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,992	2,603
Accrued liabilities	11,342	7,509
Income taxes payable	471	975
Deferred revenue	6,310	5,454
Other liabilities	67	-
	23,182	16,541
DEFERRED REVENUE	1,665	1,172
INCOME TAX LIABILITY	2,468	2,605
DEFERRED INCOME TAX LIABILITY	8,267	-
OTHER LIABILITIES	172	-
	35,754	20,318

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding in thousands totaled 61,742 at January 31, 2011 ( January 31, 2010 – 61,411)	88,148	86,609
Additional paid-in capital	452,300	451,591
Accumulated other comprehensive income (loss)	1,822	(2,034)
Accumulated deficit	(336,755)	(348,294)
	205,515	187,872
	241,269	208,190

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Years Ended
	January 31,	January 31,	January 31,	January 31,
	2011	2010	2011	2010

REVENUES	26,853	18,874	99,175	73,768
COST OF REVENUES	9,356	6,123	33,875	22,983
GROSS MARGIN	17,497	12,751	65,300	50,785
EXPENSES
Sales and marketing	2,731	3,232	11,492	10,695
Research and development	4,540	3,871	16,971	14,435
General and administrative	3,489	4,037	13,633	10,728
Other charges	1,098	657	3,995	1,615
Amortization of intangible assets	3,129	1,673	11,471	6,929
	14,987	13,470	57,562	44,402
INCOME (LOSS) FROM OPERATIONS	2,510	(719)	7,738	6,383
INTEREST EXPENSE	(8)	-	(14)	-
INVESTMENT INCOME	48	74	209	342
INCOME BEFORE INCOME TAXES	2,550	(645)	7,933	6,725
INCOME TAX (RECOVERY) EXPENSE
Current	(790)	(40)	277	855
Deferred	(4,368)	(10,947)	(3,883)	(8,480)
	(5,158)	(10,987)	(3,606)	(7,625)
NET INCOME	7,708	10,342	11,539	14,350
EARNINGS PER SHARE
Basic	0.13	0.17	0.19	0.26
Diluted	0.12	0.17	0.18	0.25
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	61,651	61,326	61,523	55,389
Diluted	63,181	62,519	62,888	56,437

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; unaudited)

	Three Months Ended		Years Ended
	January 31,	January 31,	January 31,	January 31,
	2011	2010	2011	2010
OPERATING ACTIVITIES
Net income	7,708	10,342	11,539	14,350
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	679	566	2,420	1,870
Amortization of intangible assets	3,129	1,673	11,471	6,929
Write-off redundant assets	-	-	417	-
Amortization of deferred compensation	1	34	8	38
Stock-based compensation expense	268	2,981	1,076	3,371
Gain on sale of investment in affiliate	-	-	(20)	-
Loss from investment in affiliate	-	-	19	-
Deferred tax recovery	(4,368)	(10,947)	(3,883)	(8,480)
Deferred tax charge	49	50	196	197
Changes in operating assets and liabilities:
Accounts receivable
Trade	757	86	2,748	788
Other	202	247	106	219
Prepaid expenses and other	96	51	51	364
Accounts payable	(582)	59	(275)	478
Accrued liabilities	(333)	(1,697)	(3,088)	(3,253)
Income taxes payable	(936)	1,418	(1,733)	1,665
Deferred revenue	588	(317)	(1,163)	(2,001)
Cash provided by operating activities	7,258	4,546	19,889	16,535
INVESTING ACTIVITIES
Maturities of short-term investments	-	30,307	5,071	40,501
Purchase of short-term investments	-	-	-	(35,362)
Additions to capital assets	(428)	(306)	(1,656)	(1,626)
Proceeds from the sale of investment in affiliate	-	-	487	-
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	-	-	(44,989)	(14,964)
Acquisition-related costs	-	-	-	(58)
Cash (used in) provided by investing activities	(428)	30,001	(41,087)	(11,509)
FINANCING ACTIVITIES
Issuance of common shares for cash	570	(199)	1,133	40,293
Repayment of other liabilities	(24)	-	(358)	-
Cash provided by (used in) financing activities	546	(199)	775	40,293
Effect of foreign exchange rate changes on cash and cash equivalents	(532)	(3,311)	513	(3,187)
Increase (decrease) in cash and cash equivalents	6,844	31,037	(19,910)	42,132
Cash and cash equivalents, beginning of period	62,800	58,517	89,554	47,422
Cash and cash equivalents, end of period	69,644	89,554	69,644	89,554